Mail Stop 7010

      February 17, 2006

Via U.S. mail and facsimile

Mr. Daniel Dror
President and Chief Executive Officer, American International
Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX  77565-3077

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005, and
September 30, 2005
			File No. 0-25223

Dear Mr. Dror:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Marie Trimeloni, Staff Accountant, at
(202) 551-3734 or, in her absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE